IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
Public Document.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2014.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	11,045,960
Receivables from clearing firm		506,211
Receivables from exchanges		33,448
Due from affiliate		3,080,366
Deferred tax asset		46,267
Prepaid expenses		33,112
TOTAL ASSETS	$	14,745,364

Liabilities and Member's Equity

Liabilities:

Payable to parent	$	522,994
Accrued expenses and other liabilities		3,522,206
TOTAL LIABILITIES		4,045,200

Member's equity:

Member's equity		10,700,164
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,745,364

See notes to the Statement of Financial Condition

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). During the year, the Company operated exclusively as the routing facility for its affiliate, Investors' Exchange LLC ("Exchange"), which is a registered national stock exchange.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition includes all accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ materially from those estimates.

Revenue Recognition

On August 19, 2016, the Company entered into a Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for Exchange's use of the routing facility, the Company is also reimbursed by the Exchange for costs incurred on behalf of the Exchange.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees consist of costs to process, clear and settle transactions paid to Broadcort, a division of Bank of America Merrill Lynch.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense using the asset

and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2017 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accruals for interest and penalties at December 31, 2017.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.

- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.

- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This update replaces most existing revenue recognition guidance in GAAP and requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company has completed its analysis of ASC 606, which was adopted on January 1, 2018, and has determined that it will not have

any effect on its financial position. Revenue will continue to be recognized on an accrual basis as the performance occurs, in accordance with the Tri-Party Expense Sharing Agreement.   The new revenue standard requires enhanced disclosures, which the Company will include in the notes to the financial statements beginning with the year ended December 31, 2018.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the Statement of Financial Condition of the Company.

In March 2016, the FASB issued ASU 2016-08, Revenue *from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The adoption will not have an impact on the Statement of Financial Condition of the Company.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance

must be adopted in the same period. The Company has decided to early adopt (See note 6).

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2017, the Company had deposits at a financial institution in excess of FDIC limits of approximately $10.8 million.

Cash equivalents of approximately $9.0 million consist of money market funds.

4. Receivable from Clearing Firm

As of December 31, 2017, the Company had an amount receivable from its clearing firm, Broadcort, consisting of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Expense Sharing Agreement, the Company will reimburse the Parent for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2017, amounts Payable to parent relating to the Tri-Party ESA were approximately $523,000, payable within 30 days.

As part of the Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2017, amounts due from the Exchange relating to the Tri-Party ESA were approximately $3 million, receivable within 30 days.

Capital Distributions

During 2017, the Company distributed $21 million in excess cash to the Parent.

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital distribution since no payment will be made in accordance with the Tri-Party ESA. During 2017, the Company made approximately $840,000 of such non-cash capital distributions which included a decrease to the deferred tax asset of approximately $923,000.

6. Income Taxes

At December 31, 2017, the Company had a deferred tax asset of approximately $46,000 relating to stock-based compensation.

The Company is a single member limited liability company and is included in the income tax return filed by the Parent. The Parent is subject to U.S. Federal income tax as well as income and franchise tax in multiple state jurisdictions. The statute of limitations related to the Federal income tax return is closed for all tax years up to and including 2013. The expiration of the statute of limitations related to the various state income and franchise tax returns varies by state. The Parent is currently under examination by the Internal Revenue Services for the year ended December 31, 2015. While the outcome of the examination is unknown, the Company does not expect any material adjustments. The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

The federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the ESA.

On January 1, 2017, the Company elected to early adopt ASU 2016-09, Compensation – Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 removes the requirement to delay recognition of a windfall tax benefit until it reduces current tax payable and requires an adjustment to opening retained earnings for the cumulative effect. With the adoption of ASU 2016-09, the Company recognized a cumulative effect for the windfall tax benefit of $1.8 million in current income tax receivable and retained earnings; however, the receivable from the Parent of $1.8 million was recorded as a charge to retained earnings since no payment will be made in accordance with the ESA. The Company began recognizing the tax effects of exercised or vested awards as a discrete item in the reporting period in which they occur.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). Among other changes, the Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%. The Company has not yet completed accounting for the tax effects of enactment of the Tax Act; however, the Company has reasonably estimated the effects of the Tax Act and recorded a provisional amount in the Company's financial statements as of December 31, 2017 in accordance with SEC Staff Accounting Bulletin No. 118 ("SAB 118"). The Company has recorded a provisional amount of $18,000 related to the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%. The Company is still completing its analysis of the impact of the Tax Act.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2017.

At December 31, 2017, the Company had net capital of approximately $7,300,000, which exceeded the minimum requirement of approximately $300,000 by $7,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

10. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued, and has determined that there are no subsequent events requiring disclosures or adjustments to the Statement of Financial Condition other than the Parent has granted an additional 157,079 RSUs since December 31, 2017. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.